EXHIBIT 13.2











       INTERIM RESULTS FOR THE HALF YEAR ENDED 30th SEPTEMBER, 1998

EMAP plc today announced its results for the half year ended 30th September, 1998. The results reflect the implementation of the recently issued UK Financial Reporting Standard 10 (FRS10), which requires the capitalisation and amortisation of goodwill and intangible assets. Prior to this charge, and on a basis consistent with last year, pre-tax profits rose by 16 per cent. to (pound)75.0m ((pound)64.5m). Earnings per share adjusted on a similar basis improved by 17 per cent. to 23.8p (20.4p).

The interim dividend declared is 5.70p per share, an increase of 15 per cent. on last year's 4.95p.

The effect of applying the new accounting standard is to create a non-cash charge of (pound)20.1m in this half year, with a corresponding charge for last year of (pound)17.1m. Coupled with the profit on the sale of Red Dragon Radio ((pound)11.5m), EMAP's reported pre-tax profit was (pound)66.4m, an increase of 40 per cent. on the restated figure for last half year ((pound)47.4m).

Due to the significant changes in the reporting of pre-tax profit brought about by the introduction of FRS 10, and to further enhance disclosure for shareholders, EMAP has decided to begin reporting earnings before interest, tax, depreciation and amortisation (EBITDA). EBITDA is a performance measure commonly used by companies, particularly in the USA., to focus attention on the cash generating properties of the company. For the half year, EBITDA was (pound)81.7m, an increase of 19 per cent. on last year ((pound)68.7m).

The half year was again characterised by strong organic growth, with underlying pre-tax profits up 17 per cent. on revenues ahead 7 per cent. Launch investment of (pound)9.8m again reached record levels although a substantial element of this was on Telemax which was subsequently closed. During the half year, the Group completed the acquisition of the radio station Melody FM, the disposal of Red Dragon, the Cardiff based radio station, and a number of smaller acquisitions and disposals in the Business Communications and UK Consumer divisions.

Consumer Magazines - UK


                    1998/99         1997/98       Change         Underlying
                   (pound)'m       (pound)'m        %                %

Revenue....           150.5          141.0          7                7
Profit.....            33.9           28.3         20               17
Margin.....            22.5%          20.1%

The UK Consumer Magazines division had another good half year with profits up 20 per cent. to (pound)33.9m on revenues up 7 per cent. to (pound)150.5m. Like-for-like profits increased by 17 per cent. on revenues up 7 per cent.

For the half year, EMAP's magazines have enjoyed underlying advertising revenue growth of 11 per cent. and an improvement in circulation revenue of 3 per cent., both in excess of the magazine market as a whole. Circulation revenue growth continues to be driven by the strength of the men's market, with FHM now selling in excess of 750,000 copies per month, confirming its position as Britain's largest selling monthly magazine. Within other sections of the portfolio performance was patchier. In particular, the teenage market, traditionally the most volatile, experienced a reduction in sales during this period, reflecting a substantial easing in general promotional expenditure in this sector. Although resulting in lower sales, this has significantly improved magazine profitability in the teenage market.

The change in emphasis in the division's launch strategy by concentrating on fewer, larger launches resulted in the launch of the women's glossy magazine Red last year. Red has enjoyed considerable success both with advertisers and readers, with its first audited circulation figures in excess of 190,000 copies per month. A major launch in the entertainment sector will follow at the end of this year.

As widely anticipated, growth in the magazine market has slowed from the very high levels experienced during the early part of this year. We are continuing to enjoy healthy growth, particularly in advertising, although we remain cautious about the outlook for 1999. EMAP has a strong portfolio of market leaders in which it has invested substantially in recent years, particularly in terms of marketing, editorial investment and new launches. In the event of a downturn, the division has considerable scope for mitigation.


Consumer Magazines - France


                          1998/99         1997/98      Change       Underlying
                         (pound)'m       (pound)'m       %              %
Revenue....               112.1           111.3          1              4
Profit.....                13.8            16.9        (18)            14
Margin.....                12.3%           15.2%

In absolute terms, due to the impact of the costs associated with the launch of Telemax, reported profits fell by 18 per cent. to (pound)13.8m on turnover up 1 per cent. to (pound)112.1m. On an underlying basis, profits rose by 14 per cent. on revenue up 4 per cent.

The French economy has seen a period of sustained growth during the period, the benefit of which has been most evident in the growth of advertising revenue (up 14 per cent. on an underlying basis). Although both the economy and consumer confidence in France were rising during the period under review it failed to have a beneficial effect on the underlying circulation figures which remained 1 per cent. below last year.

EMAP's track record has demonstrated that new launches are the lifeblood of future growth. Accordingly, three titles were launched at the end of last year: Broadcast, Nintendo Magazine and Telemax. Of these three the first two have performed well, and are currently performing ahead of expectations. The third, and most significant launch, Telemax failed to reach its sales objectives and was closed after 17 weeks. EMAP France remains committed to its launch programme and further launches are anticipated next year.

Although projections for the French economy suggest a moderation in the rate of growth over the coming year, it is still forecast to grow at a higher rate than the UK economy. With a low operating cost base, EMAP is well positioned to benefit from this.

Business Communications


                          1998/99         1997/98      Change       Underlying
                         (pound)'m       (pound)'m       %              %
Revenue....               101.8            87.7          16             8
Profit.....                18.4            11.1          66            11
Margin.....                18.1%           12.7%

EMAP Business Communications (EBC) saw revenue grow by 16 per cent. to (pound)101.8m and profits rise 66 per cent. to 18.4m. Whilst a significant element of this was attributable to the acquisition of the Healthcare portfolio in November, 1997, underlying growth was also strong, with revenues and profits rising by 8 per cent. and 11 per cent., respectively. The acquisition of the high margin Healthcare titles, coupled with benefits of the restructuring of the EBC portfolio last year, helped increase margins from 12.7 per cent. to 18.1 per cent.

EBC's results are traditionally skewed towards the second half, and this remains the case in the current year. Of the major revenue streams, exhibitions and other live events led the way, with the first simultaneous running under EMAP ownership of the fashion shows Pure Womenswear, MXL and 40(LOGO). This proved to be a major success with record attendance for all shows.

Advertising revenue growth was patchy - there were significant increases in recruitment advertising, but improvements in other advertising revenue sources were more moderate. Recruitment revenue in the Healthcare sector (comprising approximately 65 per cent. of the division's recruitment revenue) remains buoyant, driven as it is by the shortage of nurses rather than economic factors.

Looking ahead, we expect advertising revenues to be more difficult to come by. However exhibition revenue should continue to show good growth. For example, the Birmingham Spring Fair which runs in March at the National Exhibition Centre will be the largest exhibition ever staged in England using the new halls added to the NEC and surpassing the record established in 1851 by the Great Exhibition held at Crystal Palace.


Radio


                          1998/99         1997/98      Change       Underlying
                         (pound)'m       (pound)'m       %              %
Revenue....                38.3             34.6        11             13
Profit.....                13.0             11.1        17             22
Margin.....                33.9%            32.1%

Profits for the division rose by 17 per cent. to (pound)13m on revenue growth of 11 per cent. On an underlying basis revenue grew by 13 per cent. and profits by 22 per cent. The division recorded a margin of 33.9 per cent. for the half year, which was achieved through advertising price increases for the Big City FM network, increased advertising volumes for the Magic AM network and cost savings at all stations.

EMAP On Air, the division's national sales house launched in November last year has now begun to deliver the revenue growth anticipated at the time of its creation. On Air now handles regional advertising agency sales previously undertaken by individual stations which, when combined with national advertising, represent approximately 70 per cent. of the division's revenue.

With the acquisition of Melody FM in London and the sale of Red Dragon in Cardiff, the division significantly strengthened its portfolio. Melody FM is being rebranded with the Magic format, and is already significantly outperforming revenue and audience growth expectations. The most recent RAJAR survey showed Melody increasing its total listeners by 12 per cent. to over 1.1 million, the highest level in its history.

Radio has established itself as an important part of media schedules in the UK. As a medium it has grown from under 2 per cent. of total UK advertising expenditure in 1992 to over 5 per cent. currently. Radio is more valued by media buyers than ever before, is better branded and more accountable to its users. Of equal importance, as a slowdown in growth approaches, is its reputation as a highly effective medium for selling products, a facility that will be increasingly in demand. EMAP Radio has a strong and coherent portfolio, which is now being marketed aggressively and effectively.

International

EMAP's fledgling International division has not escaped the turmoil in the Far East, and the consequent weakness of the local currencies. Whilst the business in Australia has suffered from the weakness of the Australian Dollar, in operational terms it has been a highly successful period. The recently launched FHM has gone straight to the top of the best seller lists for men's monthly magazines and the relaunched Smash Hits has seen extraordinary growth. A number of other titles have been relaunched, and a new golf magazine will be launched in the coming months.

In Singapore the withdrawal of the licence to publish FHM hurt the division temporarily. With the reinstatement of this licence in November it is anticipated that results should improve.

New Media

EMAP's New Media businesses comprise The Box and the Online publishing activities. The Box had a relatively quiet six months with a period of consolidation and development of the digital box prior to the launch of Sky Digital of which The Box will be a component. Significant investment to support this launch is anticipated in the second half.

EMAP Online continues to win awards for its innovation and expertise. The business itself, although small, is an important area for EMAP to develop its experience in on-line publishing and, more importantly e-commerce. EMAP is increasingly linking these transactional skills to the powerful brands and creative talents that exist in its magazine and radio divisions.

Prospects

In October, EMAP announced a series of new management roles and closer co-ordination of its three consumer oriented media in the UK - consumer magazines, radio and television. The effect of these will take time to be reflected in profits, but they will ensure greater focus on the strategic opportunities that will arise as advertisers demand more creative marketing solutions; as broadcast media, particularly TV, begin to segment; and as new ancillary revenue streams emerge.

In addition EMAP announced the formation of a fully resourced International Development team which will enable EMAP to accelerate its overseas expansion.

Revenue growth has begun to slow in our major UK markets. This will impact our business throughout the rest of this year and into next although we are still anticipating good growth, supported by our market-leading positions and flexible cost base.

EMAP's balance sheet and cash generation are strong. Historically, the group has taken advantage of periods of economic slowdown to expand, and it is well positioned to do so again should suitable opportunities arise. We look forward to the future with confidence.



                                  EMAP plc

                       Group profit and loss account
          For the half year ended 30th September, 1998 (unaudited)

                                           Year*            Half year         Half year*
                                          1997/98            1998/99            1997/98           Increase
                                         (pound)'m          (pound)'m         (pound)'m             %
Revenue...............................     772.6             410.2              376.1               9
                                           =====             =====              =====               =
EBITDA
(Earnings before interest, tax,
  depreciation and amortisation)......     152.9              81.7               68.7              19
Depreciation..........................     (10.4)             (5.7)              (4.7)
Amortisation of intangible assets.....     (36.2)            (20.1)             (17.1)
                                           -----             -----              -----
Operating profit......................     106.3              55.9               46.9              19
Profit on business disposal...........       -                11.5                 -
Income from investments...............       2.7               3.1                1.2
Net interest..........................      (3.5)             (4.1)              (0.7)
                                           -----             -----              -----
Profit on ordinary activities before
  tax.................................     105.5              66.4               47.4              40
Tax on profit on ordinary activities
  (Note 2)............................     (42.5)            (20.2)             (19.7)
                                           -----             -----              -----
Profit on ordinary activities after
  tax.................................      63.0              46.2               27.7              67
Minority interests....................      (4.1)             (2.4)              (2.4)
                                           -----             -----              -----
Profit attributable to shareholders...      58.9              43.8               25.3              73
Dividends (Note 4)....................     (31.3)            (11.8)             (10.4)
                                           -----             -----              -----
Retained profit.......................      27.6              32.0               14.9
                                            ====              ====               ====
Earnings per ordinary share...........      28.3p             21.0p              12.2p             72
Fully diluted earnings per ordinary
  share (Note 3)......................      27.9p             20.7p              12.0p             73
Adjusted earnings per ordinary
  share (Note 3)......................      45.7p             23.8p              20.4p             17
Dividend per ordinary share
  (Note 4)............................      15.00p             5.70p              4.95p            15
                                            ======            =====              =====             ==


* Comparatives have been restated in accordance with Financial Reporting Standard 10 "Goodwill and Intangible Assets".

               Statement of total recognised gains and losses
          For the half year ended 30th September, 1998 (unaudited)


                                          Year*         Half year   Half year*
                                         1997/98        1998/99      1997/98
                                        (pound)'m      (pound)'m    (pound)'m
Profit attributable to
  shareholders..................          58.9             43.8         25.3
Currency translation differences
  as restated...................          (5.5)             7.4         (0.3)
                                          ----             ----         -----
Total recognised gains and
  losses for the period.........          53.4             51.2         25.0
                                          ====             ====         ====

* Comparatives have been restated in accordance with Financial Reporting Standard 10 "Goodwill and Intangible Assets".




                                  EMAP plc

                          Group activity analysis
          For the half year ended 30th September, 1998 (unaudited)


                                                            Year*             Half year         Half year*         Increase/
                                                           1997/98             1998/99            1997/98         (Decrease)
                                                          (pound)'m           (pound)'m         (pound)'m              %
Revenue by division
Consumer Magazines - UK...........................          271.9               150.5              141.0                7
Consumer Magazines - France.......................          225.0               112.1              111.3                1
Business Communications...........................          196.7               101.8               87.7               16
Radio.............................................           70.3                38.3               34.6               11
International/New Media...........................            8.7                 7.5                1.5                -
                                                              ---
                                                            772.6               410.2              376.1                9
                                                            =====               =====             ======                =
Operating profit by division
Consumer Magazines - UK...........................           56.1                33.9               28.3               20
Consumer Magazines - France.......................           35.1                13.8               16.9              (18)
Business Communications...........................           35.6                18.4               11.1               66
Radio.............................................           22.7                13.0               11.1               17
International/New Media...........................           (1.7)               (1.0)              (0.7)             (43)
Corporate and other...............................           (5.3)               (2.1)              (2.7)              22
                                                            -----                ----               ----               --
                                                            142.5                76.0               64.0               19
Amortisation of intangible assets (Note 5)........          (36.2)              (20.1)             (17.1)              --
                                                            ------              ------             ------              --
                                                            106.3                55.9               46.9               19
                                                            =====               ======             ======              ==


* Comparatives have been restated in accordance with Financial Reporting Standard 10 "Goodwill and Intangible Assets".



                                  EMAP plc

                   Group cash flow statement (summarised)
          For the half year ended 30th September, 1998 (unaudited)

                                                                      Year         Half year        Half Year
                                                                     1997/98        1998/99          1997/98
                                                                    (pound)'m      (pound)'m        (pound)'m
EBITDA
(Earnings before interest, tax, depreciation and
  amortisation)...............................................         152.9          81.7            68.7
Increase in working capital and non-cash movements............          (9.7)        (10.3)           (5.2)
                                                                       -----         -------          ------
Cash flow from operating activities...........................         143.2          71.4            63.5
Returns on investments and servicing of finance...............          (4.9)         (4.8)           (1.7)
Taxation......................................................         (63.3)        (13.7)          (16.9)
Capital expenditure...........................................         (16.5)         (5.1)           (8.4)
Acquisitions and disposals
Businesses and investments acquired (Note 6)..................        (123.5)        (34.5)          (16.8)
Movement in associated undertakings...........................          (3.8)         (3.0)           (0.8)
Disposal of businesses and investments (Note 6)...............          16.0          18.0            10.8
Costs of business closures and reorganisations................          (0.3)           --            (0.2)
                                                                       -----         ------          ------
Cash outflow from acquisitions and disposals..................        (111.6)        (19.5)           (7.0)
Equity dividends paid.........................................         (28.6)        (21.0)          (18.2)
                                                                       -----         ------          ------
Cash inflow before financing..................................         (81.7)          7.3            11.3
Financing
Issue of ordinary share capital...............................           3.3           1.2             0.6
Gain on rollover of currency swaps (dealt with in
  Reserves)...................................................          13.1             5.9           4.5
Decrease in borrowings........................................          90.1           (26.1)         (2.7)
Repayment of loan notes.......................................         (11.3)           (0.2)         (2.8)
                                                                       -----          -------         -----
Cash (outflow)/ inflow from financing.........................          95.2           (19.2)         (0.4)
                                                                       -----          -------         -----
(Decrease)/ increase in cash..................................          13.5           (11.9)         10.9
                                                                        ====            ====          =====


Reconciliation of movement on net debt


                                                                                  Half Year
                                              Year                                 1998/99
                                            1997/98       Cash       Borrowings     Total
                                          (pound)'m     (pound)'m     (pound)'m   pound)'m
                                          ---------     ---------    ----------   ---------
Opening net debt..................         (89.1)         23.6        (172.5)       (148.9)
Cash flows........................         (65.3)        (11.9)         26.3          14.4
Currency translation differences             5.5           0.3          (3.3)         (3.0)
                                             ---           ---          -----         ----
Closing net debt..................        (148.9)         12.0        (149.5)       (137.5)
                                          =======        ======       =======       =======




                                  EMAP plc

                      Group balance sheet (summarised)
                    At 30th September, 1998 (unaudited)


                                                           31st March*         30th Sept         30th Sept*
                                                              1998               1998               1997
                                                           (pound)'m           (pound)'m          (pound)'m

Intangible assets..................................           648.4             677.0              585.2
Tangible assets....................................            34.0              34.9               32.9
Investment.........................................            10.7              12.0               12.1
Working capital....................................             7.7               2.5               (3.9)
Cash at bank, net of overdrafts....................            23.6              12.0               22.5
Tax and dividends payable..........................           (58.7)            (54.8)             (70.5)
Borrowings.........................................          (172.5)           (149.5)             (93.3)
Provisions for property and reorganisations                    (5.4)             (6.0)              (7.2)
                                                             -------            ------             ------
                                                              487.8             528.1              477.8
Minority interests (all equity)....................            (6.3)             (6.0)              (6.5)
                                                             -------            ------             ------
Net assets.........................................           481.5             522.1              471.3
                                                             =======            ======             ======
Capital and reserves
Called up share capital (Note 7)...................            52.6              52.7               52.4
Reserves...........................................           428.9             469.4              418.9
                                                             -------            ------             ------
Shareholders' funds................................           481.5             522.1              471.3
                                                             =======            ======             ======



Approved by the Board of Directors on 16th November, 1998

K L Hand                  D J Grigson


Reconciliation of movement on shareholders' funds



                                                                      Year*            Half Year         Half Year*
                                                                      1997/98            1998/99          1997/98
                                                                     (pound)'m          (pound)'m        (pound)'m
Profit attributable to shareholders as previously
  reported.......................................................       95.1               43.8               42.4
Prior year adjustment - implementation of FRS10
  (Note 1).......................................................      (36.2)                --              (17.1)
                                                                       -----              ------             -----
Profit attributable to shareholders as restated..................       58.9               43.8               25.3
Dividends........................................................      (31.3)             (11.8)             (10.4)
                                                                       -----              ------             -----
Retained profit..................................................       27.6               32.0               14.9
Currency translation differences as restated.....................       (5.5)               7.4               (0.3)
Shares issued....................................................        3.3                1.2                0.6
                                                                       -----              ------             ------
Net addition to shareholders' funds..............................       25.4               40.6               15.2
Opening shareholders' funds as restated (Note 1).................      456.1              481.5              456.1
                                                                       -----              ------             ------
Closing shareholders' funds......................................      481.5              522.1              471.3
                                                                       =====              ======             ======


* Comparatives have been restated in accordance with Financial Reporting Standard 10 "Goodwill and Intangible Assets".

                                  EMAP plc

                       Notes on financial statements
          For the half year ended 30th September, 1998 (unaudited)

1. The interim financial information has been prepared on the basis of the accounting policies set out in the Group's 1997/98 statutory accounts, as amended for the adoption of FRS10 "Goodwill and Intangible Assets". All of the turnover and operating profit are generated from continuing operations. The preceding financial information does not constitute statutory accounts as defined in Section 240 of the Companies Act 1985. The comparative financial information is based on the statutory accounts for the financial year ended 31st March, 1998, as restated for the adoption of FRS10. These accounts, upon which the auditors have issued an unqualified opinion, have been delivered to the Registrar of Companies.

The adoption of FRS10 "Goodwill and Intangible Assets" means that purchased goodwill and intangible assets are capitalised and amortised through the profit and loss account over a maximum period of 20 years, with retrospective application. In prior years purchased goodwill was written off directly to reserves on acquisition. Publishing rights, titles and exhibitions were capitalised, and reviewed annually for impairment in value.

Comparative financial information has been restated. Net assets at 31st March, 1997 and 31st March, 1998 have been increased by (pound)207.3m and (pound)178.6m respectively, being the reinstatement of purchased goodwill previously written off, less cumulative amortisation from the date of acquisition to the balance sheet date.

Operating profit for the half year ended 30th September, 1997, and the year ended 31st March, 1998 have been reduced by (pound)17.1m and (pound)36.2m respectively for the amortisation charge.

2. The effective rate of taxation excluding exceptional items and rollover relief is 30.5 per cent. (30.5 per cent.). This rate is lower than the standard tax rates prevailing in the UK and Overseas locations due in part to overseas tax relief on the amortisation of acquired intangible assets and the use of earlier trading losses.

The tax charge is calculated as follows:


                                                                                                         Half
                                                                       Year            Half year         year
                                                                      1997/98           1998/99         1997/98
                                                                     (pound)'m        (pound)'m        (pound)'m
Tax at 30.5% on profits excluding amortisation and
  business disposal..........................................          42.5               22.9           19.7
Tax on profit on business disposal...........................            --                5.4             --
Rollover relief on acquisitions..............................            --               (8.1)            --
                                                                       ----               ----           ----
Tax on profit on ordinary activities.........................          42.5               20.2           19.7
                                                                       ====               ====           ====

3. Adjusted earnings per ordinary share is profit after tax excluding business disposals, amortisation of intangible assets and rollover relief on acquisitions, divided by the weighted average number of shares in issue and ranking for dividend at 30th September, 1998.

The adjusted earnings per ordinary share figures are calculated as follows:



                                                        Year        Half year        Half Year
                                                       1997/98       1998/99          1997/98

Earnings per ordinary share.....................        28.3p           21.0p            12.2p
Less: Profit on business disposals..............          --            (2.9p)             --
Less: Rollover relief...........................                        (3.9p)
Add: Amortisation of intangible assets..........        17.4p            9.6p             8.2p
                                                        -----           ------           -----
Adjusted earnings per ordinary share............        45.7p           23.8p            20.4p
                                                        =====           ======           =====

Fully diluted earnings per ordinary share is earnings divided by the weighted average number of shares in issue and ranking for dividend at 30th September, 1998 plus all outstanding relevant share options at that date.

4. The interim dividend of 5.70p (4.95p) will be paid on 8th January, 1999 to shareholders on the Register on 4th December, 1998. The preference dividend paid amounted to (pound)3,000 ((pound)3,000).

5. Amortisation of intangible assets is analysed by division as follows:



                                             Year         Half year        Half Year
                                            1997/98        1998/99          1997/98
                                           (pound)'m      (pound)'m        (pound)'m

Consumer Magazines - UK...............        3.3            1.7             1.6
Consumer Magazines - France...........       11.9            5.9             6.0
Business Communications...............       12.2            7.8             5.2
Radio.................................        8.2            4.3             4.1
International/New Media...............        0.6            0.4             0.2
                                             ----           ----            ----
                                             36.2           20.1            17.1
                                             ====           ====            =====


6. During the period, the Group has made a number of acquisitions: Melody FM in the Radio division, and in the Business Communications division; Register Information Services, "Shots" and Automotive Management. Melody FM was acquired in June for a total consideration of (pound)25m, all of which was settled by cash. Register Information Services and "Shots" were acquired in August for a total consideration of (pound)9m, and Automotive Management in September. At the same time as agreeing to acquire Melody FM, the Group announced the disposal of Red Dragon to Capital Radio for a total consideration of (pound)18.3m. The transaction was completed in May and resulted in a profit before tax of (pound)11.5m.

7. Included within share capital is (pound)0.2m of non-equity 5.0 per cent. cumulative preference shares of (pound)1 each (now 3.5 per cent. + tax credit).

8. Copies of the Interim Report will be sent to all shareholders on or before 30th November, 1998, and will be available from the Company's registered office, 1 Lincoln Court, Lincoln Road, Peterborough, PE1 2RF.